Exhibit 99.1

Westport Joins Forces with Transportation and Energy Partners to Demonstrate ICE Hydrogen-Powered Transport in Sweden

H2 HPDI™ Fuel System-Equipped Truck Operated by Heavy Hauler, KAJ Inrikes, Transports Trailer in Älmhult

VANCOUVER, BC , Dec. 12, 2023 /CNW/ - Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX: WPRT) (Nasdaq: WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, today announced the successful completion of a heavy transport demonstration with KAJ Inrikes and others, of its H2 HPDI™ fuel system-equipped prototype truck hauling a trailer filled with IKEA home-furnishing products in Älmhult, Sweden. This is the second validation of the H2 HPDI system in a heavy haul application with a major fleet in the last 60 days1 and represents an important step in accelerating decarbonization in the heavy-duty transport industry.

During the event, the complete hydrogen ecosystem was represented, including green hydrogen production; hydrogen filling stations; Westport's unique HPDI technology; vehicle manufacturers; fleet operators; and the end user, IKEA, as a buyer of sustainable transportation services.

Ola Henriksson, senior product manager at Scania, commented, "We had a great day participating in the showcasing of the Westport H2 HPDI fuel system technology and are appreciative of this collaborative initiative, and the hospitality of KAJ Inrikes and the surrounding players in the hydrogen ecosystem." He continued, "Scania is staying true to its purpose of driving the shift towards more sustainable transport systems, and the technology of using hydrogen in the internal combustion engine is an interesting decarbonization pathway because it represents an attractive solution with high maturity and quick time to market."

The collaboration between Westport and key transportation and energy partners includes:

  KAJ Inrikes, fleet operator, a "green-focused" haulage company, performing transport for IKEA and other key customers in the Älmhult and Jönköping area.
  Smålandslogistik, large fleet owner, a long haulage and distribution company, that has identified the environment and decarbonization as important areas where they can contribute meaningful impact through their daily business.
  Metacon AB, hydrogen fuel provider, a Sweden-based supplier of energy technology, including electolyzers and reformers for refining biogas into fossil-free hydrogen.
  Hydri AB, hydrogen infrastructure company, building and operating a complete network of green hydrogen refueling stations in Sweden.

Westport's H2 HPDI fuel system for internal combustion engines results in a robust and affordable solution with higher power and torque than the same engine running on diesel fuel. Moreover, the European Commission has recommended a definition of a Zero Emission Vehicle as part of the upcoming HD CO2 regulation; Westport expects H2 HPDI-powered vehicles to meet this ZEV definition for a range of heavy-duty commercial vehicles. In this collaborative effort, the Westport HPDI fuel system-equipped truck operating on hydrogen pulled a trailer filled with approximately 40 tons of IKEA home-furnishing products, demonstrating the high performance of the IC hydrogen engine.

Kaj Johansson, president of KAJ Inrikes, commented, "As the first heavy transport hauler in Sweden to be Euro VI compliant, we take emissions reduction very seriously. We are pleased to have participated in this demonstration as it illustrates our commitment to IKEA, and all our customers, to support their transport decarbonization goals." He continued, "Westport's H2 HPDI fuel system is an affordable and efficient technology because it keeps the current driveline and compression ignition engine platform while delivering the high performance we need at low cost for decarbonization in long-haul trucking."

"Heavy hauling is recognized as amongst the most challenging applications within transportation to decarbonize. These heavy transport fleets require sustainable technologies that are viable for their operations as well as practical and affordable for today's market," said Anders Johansson, vice president, Heavy-Duty OEM for Westport Fuel Systems. "We are encouraged to see a global retail giant such as IKEA field testing our H2 HPDI prototype truck as part of its decarbonization continuum, experiencing for themselves the robustness of the system and its real-life benefits."

"We are happy to dedicate one of our lanes, operated by KAJ Inrikes, to test the hydrogen-powered vehicle," said Michal Silhacek, category land manager, IKEA Supply Chain Operations. "We look forward to exploring the possible role of this technical solution in our future zero-emission transportation."

"The Westport H2 HPDI technology left us very impressed," commented Nicklas Svensson, senior manager at Smålandslogistik. "Its high efficiency, powerful performance, and the potential of long-range operations is a very attractive solution. Our confidence is bolstered by its foundation on a traditional powertrain, ensuring minimal investment in new workshop facilities. Additionally, the adaptability of the system to biogas is a significant advantage, aligning with our vision of fuel self-sufficiency because we can utilize local biomass and excess electricity, transforming them into fuel for our truck fleet."

Christer Wikner, president and CEO of Metacon, commented, "It was great to see Westport's technology in action today. This means that hydrogen can now power heavy-duty vehicles and deliver higher efficiency, power, and torque than the corresponding diesel engine. The introduction of high-performance internal combustion engines for hydrogen will be able to accelerate the transformation of the transport sector without customers having to adapt to any real change other than the fuel used in their trucks."

"Westport's technology enables heavy-duty vehicles to be powered by green hydrogen in an internal combustion engine and this is a milestone that is in line with Hydris' ongoing rollout of Sweden's largest network of hydrogen stations," said Peter Enå, CEO of Hydri AB. "We are excited to contribute to a transition where high-performance hydrogen-powered vehicles become the norm, and Westport's progress confirms that we're on the right track. Together, we are strengthening the foundation upon which to build a sustainable transport sector."

1. Westport Collaborates with Transportation and Energy Partners on Hydrogen-Powered Heavy Truck Demonstration in Spain

About Westport Fuel Systems

At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

About KAJ Inrikes AB

KAJ Inrikes AB is based in Älmhult and conducts haulage operations with a focus on transport for IKEA, including deliveries from the distribution centers in Älmhult and Torsvik to the department stores in Malmö, Helsingborg, Älmhult, Kalmar, Gothenburg, Uddevalla, Karlstad, Örebro and Västerås. Deliveries to the distribution centers from IKEA's suppliers are also a key transport initiative of the company. Visit kajinrikes.es for more information.

About Metacon AB

Metacon AB is an international energy technology company commercializing energy systems for the production of hydrogen, electricity, and heat. Metacon was established in 2011 and is based in Uppsala, Sweden. Metacon offers large scale electrolyzer systems and also develops and holds patented technology for cost-effective and electricity independent production of green hydrogen from biogas or other hydrocarbons such as ethanol, through compact catalytic reforming systems. Metacon serves the transport sector, heavy industry, and real estate markets, providing innovative products and solutions designed to positively influence the environment and climate. Read more about Metacon.

About Hydri

Hydri, an infrastructure company based in Göteborg, Sweden, is a hydrogen refueling company addressing the transport industry. Hydri is establishing the first and largest green hydrogen station network in Sweden to be rolled out from 2024 onward. Visit hydri.co for more information.

Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the timing and commitment to decarbonize the heavy-duty transport sector and the potential utilization of the H2 HPDI technology, and the performance, characteristics, and cost effectiveness of such. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause Westport's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to the timing and commitment to decarbonize the heavy-duty transport sector and the potential utilization of the H2 HPDI technology, the pricing and availability of hydrogen as a transportation fuel, our ability to address technological challenges, governmental policies and regulation, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in Westport's continuous disclosure filings available under Westport's SEDAR profile at www.sedar.com and under Westport's EDGAR profile at www.sec.gov. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by law.

On November 29, 2023, a cold winter day in Älmhult, Sweden, transportation and energy partners successfully completed a heavy transport demonstration utilizing Westport's H2 HPDI™ fuel system-equipped prototype truck pulling a trailer filled with IKEA home-furnishing products. The truck was hauled by KAJ Inrikes with support from key companies representing the entire hydrogen ecosystem. Photo Credit to& Göran Rosengren/Tidningen Proffs (CNW Group/Westport Fuel Systems Inc.)

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SOURCE Westport Fuel Systems Inc.

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For further information: Contacts: Westport Media Relations, NA T: +1 947-339-8097, EUROPE T: +39 337-144-8438, E: media@wfsinc.com; Westport Investor Relations, T: +1 604-718-2046, E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 06:30e 12-DEC-23